Durham Jones & Pinegar, P.C. 192 East 200 North, Third Floor St. George, Utah 84770-2879 435.674.0400 435.628.1610 Fax www.djplaw.com	Joshua E. Little Attorney at Law jlittle@djplaw.com File No. 42233.01

September 2, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Parametric Sound Corporation Form 10-12G/A Filed August 27, 2010 Commission File No. 000-54020

Dear Mr. Spirgel:

We are in receipt of the Staff’s letter dated September 2, 2010 with respect to the above-referenced Form 10-12G/A filed on August 27, 2010.  We are responding herein to the Staff’s comment on behalf of our client, Parametric Sound Corporation (the “Company”), as set forth below.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter.  All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-12G/A.  For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Note 1. Basis of Accounting, page F-24

1.
Please disclose that the financial statements reflect all normal recurring adjustments which are necessary to present fairly the results for the interim periods presented. Otherwise, describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments.

Response:  Amendment No. 3 to the Company’s Registration Statement on Form 10 has been revised to address the Staff’s comment by inserting the following sentence in the paragraph at the top of page F-25:

The interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position at June 30, 2010 and the results of operations and the cash flows for the interim periods presented.

SALT LAKE CITY | OGDEN | ST. GEORGE | LAS VEGAS

Larry Spirgel
September 2, 2010

Thank you in advance for your cooperation in connection with this matter. Please direct any questions regarding the foregoing information to the undersigned at (435) 674-0400.

Sincerely,

Durham Jones & Pinegar, P.C.

/s/ Joshua Little

Joshua E. Little

JEL/sa
cc:           Elwood G. Norris, Parametric Sound Corporation
Thomas R. Brown, LRAD Corporation
Katherine H. McDermott, LRAD Corporation
Michael H. Lorber, Squar, Milner, Peteron, Miranda & Williamson, LLP